Exhibit 99.1

For immediate release
June 20, 2007

Petro-Canada Renews Normal Course Issuer Bid

Petro-Canada (TSX: PCA, NYSE: PCZ) Calgary, AB - Petro-Canada announced today that the Toronto Stock Exchange (TSX) approved its application to renew its Normal Course Issuer Bid (NCIB) for the repurchase of its common shares.

The program, which begins on June 22, 2007, enables Petro-Canada to repurchase up to 24,605,472 shares (5% of the 492,109,445 shares outstanding as of June 12, 2007) over the next 12 months. Petro-Canada’s daily purchases under the NCIB will not exceed 539,193, as calculated pursuant to the TSX Company Manual limit of 25% of the average daily trading volume of the common shares from December 1, 2006 to May 31, 2007 (excluding purchases made under the current NCIB). The program will end on June 21, 2008 unless the maximum amount of shares is purchased before then or Petro-Canada provides earlier notice of termination.

To date, under the terms of the NCIB in place from June 22, 2006 to June 21st 2007, Petro-Canada has repurchased 13,420,200 common shares at an average purchase price of $49.97.

Petro-Canada’s priorities for use of cash are to fund its capital program and profitable growth opportunities, and to return cash to shareholders through dividends and the share buyback program. The renewed NCIB is consistent with the Company’s strategy to create value for shareholders. All purchases will be made through the TSX and the purchased shares will be cancelled.

Petro-Canada is one of Canada’s largest oil and gas companies, operating in both the upstream and the downstream sectors of the industry in Canada and internationally. The Company creates value by responsibly developing energy resources and providing world class petroleum products and services. Petro-Canada’s common shares trade on the TSX under the symbol PCA and on the New York Stock Exchange under the symbol PCZ.

For more information please contact:

Media & general inquiries:	Investor and analyst inquiries:
Michelle Harries	Pamela Tisdale
Corporate Communications	Investor Relations
Petro-Canada (Calgary)	Petro-Canada (Calgary)
Tel: (403) 296-3648	Tel: (403) 296-4423

LEGAL NOTICE - FORWARD-LOOKING INFORMATION

This release contains forward-looking statements. Such statements are generally identifiable by the terminology used, such as “plan,” “anticipate,” “intend,” “expect,” “estimate,” “budget” or other similar wording. Forward-looking statements include references to the expected close date and the use of proceeds of the offering. These forward-looking statements are subject to known and unknown risks and uncertainties and other factors which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements. Such factors include, but are not limited to: general economic, market and business conditions; fluctuation in interest rates and foreign currency exchange rates; and other factors, many of which are beyond the control of Petro-Canada. These factors are discussed in greater detail in filings made by Petro-Canada with the Canadian provincial securities commissions and the United States Securities and Exchange Commission.

Readers are cautioned that the foregoing list of important factors affecting forward-looking statements is not exhaustive. Furthermore, the forward-looking statements contained in this release are made as of the date of this release, and Petro-Canada does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this release are expressly qualified by this cautionary statement.